SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



            ALLIANT ENERGY OPERACIONES DE MEXICO, S. DE R.L. DE C.V.
                           San Luis Potosi No. 211-100
                                  Colonia Roma
                              Delegacion Cuauhtemoc
                               06770 Mexico, D.F.

                -------------------------------------------------
                        (Name of foreign utility company)



                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)



                The Commission is requested to mail copies of all communications relating to this Notification to:

                                 Barbara J. Swan
                                 General Counsel
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                              William T. Baker, Jr.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019

     Interstate Energy Corporation ("IEC"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "'35 Act"), as amended, acting on behalf of Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. ("Operaciones"), a company formed under the laws of Mexico and a wholly-owned indirect subsidiary of IEC, hereby notifies the Securities and Exchange Commission (the "Commission") that Operaciones is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the '35 Act.


ITEM 1.  NAME, BUSINESS ADDRESS, FACILITIES AND OWNERSHIP.
         ------------------------------------------------

     The name and business address of the company claiming FUCO status is Alliant Energy Operaciones de Mexico, S. de R.L. de C.V., San Luis Potosi No. 211-100, Colonia Roma, Delegacion Cuauhtemoc, 06770 Mexico, D.F.

     Operaciones is a 99.97% subsidiary of Alliant Energy de Mexico, S. de R.L. de C.V. ("AE Mexico"), a FUCO with headquarters in Mexico. The remaining 0.03% of Operaciones is owned by Alliant Energy de Mexico, L.L.C. ("Mexico LLC"), a Delaware corporation and a FUCO. Mexico LLC is a wholly-owned subsidiary of Alliant Energy International, Inc., which, in turn, is a wholly-owned subsidiary of Alliant Energy Resources, Inc. ("Resources"). Resources is a direct wholly-owned subsidiary of IEC and serves as the holding company for substantially all of the non-regulated businesses of IEC.

     Operaciones and Alliant Energy Servicios de Mexico, S. de R.L. de C.V., which is also an indirect wholly-owned subsidiary of IEC and a FUCO, have entered into agreements to operate the electrical distribution facilities of a non-affiliated company which serves a resort community known as Laguna Del Mar located in Puerto Penasco, Sonora, United Mexican States. Neither entity owns or operates any facilities that are used for the generation, transmission, or distribution of electric energy for sale in the United States.


ITEM 2.  DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF OPERACIONES
         ----------------------------------------------------------
         AND THEIR RELATIONSHIP TO OPERACIONES.
         -------------------------------------

     The following companies, each of which is a direct or indirect subsidiary of IEC, are domestic public utility companies and associate companies of
Operaciones: IES Utilities Inc., Interstate Power Company, Wisconsin Power and Light Company and South Beloit Water, Gas & Electric Company (collectively, the "Domestic Utilities"). At present, apart from their common affiliation with IEC, none of the Domestic Utilities has any relationship with Operaciones.

                         EXHIBIT A. STATE CERTIFICATION.

                                  Inapplicable.




                                  SIGNATURE


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                             INTERSTATE ENERGY CORPORATION

                                             ------------------------
                                             By: /s/ Barbara J. Swan
                                                    Barbara J. Swan
                                                    General Counsel



Date:  May 17, 1999




                                     3